Hi Julian,

I'm reaching out both to share what I've been working on night and day the last few years, and to invite you to an opportunity to be part of our growth.

I thoroughly believe that Sensate has the potential to have a major global impact in helping millions of people better manage stress. We already have tens of thousands of users and great early traction. As part of how we reach our mission, we want to allow a wider community to be inventors in the company.

We're just about to open a Friends & Family round on a discount and I wanted to invite you to take part. Professional investors invest a minimum of $25,000 but you can invest $1,000 in this round on the same terms by co-investing with Incisive VC, who is an amazing fund and experts in our field.

Here are a few highlights:

- 363% YoY Growth in 2021 - mainly direct @ getsensate.com
- $2.8M in revenues last year (total revs to date: $4.3M)
- Total raised to date: $3.1M
- 15M+ Sensate session minutes
- Backed by amazing VC/investors such as: TenOneTen Ventures, Unlock Venture Partners, Expert Dojo, KGV, Incisive VC
- Years of R&D is completed -> granted patent in the EU, pending in the USA
- 90.5% found Sensate equally or more effective than other relaxation solutions
- Pre-register on our Wefunder page

I want to personally invite you to our first webinar as part of our community round. In 30 minutes we will introduce Sensate, the market, the team – and answer questions from the group. This is an invite only event and space is limited. RSVP here for Webinar 1, 10am PST, Thursday May 12th.

I look forward to (re-)connecting soon!

Anna



Anna Gudmundson · 11:05 AM

Hi Lily, I hope you're well! I'm reaching out because our company Sensate is about to launch a community round to expand and help the world alleviate stress.

Before opening it up to our wider community, we'll be kicking off a small discounted round for friends and family.

Here is the (not yet public) funding page: wefunder.com/sensate where you can register.

Let me know if there are any questions I can answer. Would love you to be part of our growth and mission!
🙂💛


Latest message

Hi Chris, I hope you're well.

We'll soon open a short round for existing and invited investors who we already know. As common practice, we'll allow existing and invited investors to come in on a closed round at a lower valuation, before we launch the crowdfunding campaign, which is our biggest marketing milestone this year.

Below are a few highlights and here's a summary video. We really appreciate your participation and helping us be expedient with the closed angel round. Any questions, please ping me an email asap.

Traction & impact – we're delivering on our mission to solve a ubiquitous problem by tapping into the body's intelligence with innovative technology:

- 363% YoY Growth in 2021 - mainly direct @ getsensate.com
- $2.7M in revenues last year (total revs to date: $4.3M)
- Total raised to date: $3.1M
- 15M+ Sensate session minutes
- Backed by amazing VC/investors such as: TenOneTen Ventures, Unlock Venture Partners, Expert Dojo, KGV, Martin Tobias
- Years of R&D is completed -> granted patent in the EU, pending in the USA
- 90.5% found Sensate equally or more effective than other relaxation solutions

Please register your interest here asap! If you want to invest over $25k, please feel free to set up a meeting with me here.

Thanks!

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